UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 20, 2016

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

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BHP Billiton Plc
Annual General
Meeting 2016

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, which may include statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’, ‘future’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events.
Past performance cannot be relied on as a guide to future performance.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation may also include certain non-IFRS and other financial measures including Adjusted effective tax rate, Free cash flow, Gearing ratio, Net debt, Net operating assets, Underlying attributable profit, Underlying basic (loss)/earnings per share, Underlying EBIT margin and Underlying EBITDA margin. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other financial measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Unless specified otherwise: all data is presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32; references to Underlying EBITDA margin exclude third party trading activities; data from subsidiaries is shown on a 100 per cent basis and data from equity accounted investments and other operations is shown on a proportionate consolidation basis. Queensland Coal comprises the BHP Billiton Mitsubishi Alliance (BMA) asset, jointly operated with Mitsubishi, and the BHP Billiton Mitsui Coal (BMC) asset, operated by BHP Billiton. Numbers presented may not add up precisely to the totals provided due to rounding.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
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20 October 2016
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Jac Nasser
Chairman

Your Board
Jac Nasser Andrew Mackenzie Malcolm Brinded Malcolm Broomhead Pat Davies Anita Frew
Carolyn Hewson Ken MacKenzie Lindsay Maxsted Wayne Murdy John Schubert Shriti Vadera
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Samarco
Samarco
Minas Gerais, Brazil
BRAZIL
State of Minas Gerais
Rio de Janeiro
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20 October 2016
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Samarco
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Delivering on our commitments
External investigation
Published the findings
Shared with other resource companies
Non-operated minerals joint ventures
Reviewed the governance structures
Centralised responsibilities
Designing a new global standard
Tailings Dams
Reviewed and confirmed they are stable
Centralised dam management function
Creating a new global tailings dam standard for our operations
Apply Canadian Dam Association processes to future dam safety reviews
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20 October 2016
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Solid performance in a challenging year
Cost Unit cash costs across the Group down 16% from FY151
Financial results Underlying EBITDA of US$12.3 billion; Underlying EBITDA margin of 41% Underlying attributable profit of US$1.2 billion; Attributable loss of US$6.4 billion
Cash flow Net operating cash flow of US$10.6 billion Free cash flow2 of US$3.4 billion
Credit rating Only company in our sector with an ‘A’ rating from the three main credit rating agencies3
1. Presented on a continuing operations basis excluding BHP Billiton’s share of volumes from equity accounted investments; operating cost per copper equivalent tonne calculated using FY2016 realised prices.
2. Free cash flow: net operating cash flows less net investing cash flows.
3. Moody’s, Standard & Poor’s and Fitch.
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20 October 2016
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Escondida, Chile
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FY2016 dividend per share
21.7 pence per share total dividend determined in FY2016 (British pence per share)1
25.0
20.0
15.0
10.0
5.0
0.0
8.3
4.5
12.8
2.8
6.1
8.9
H1 FY2016 H2 FY2016 FY2016
Minimum 50% payout Additional amount
1. In line with capital allocation framework.
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20 October 2016
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Addressing climate change risk
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Integrity
Resilience
Growth
Sustainability
Report 2016
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Climate Change:
Portfolio Analysis
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Climate Change:
Portfolio Analysis Views after Paris
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20 October 2016
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Our actions
Our strategy for climate change does not stop at portfolio analysis
We are reducing our emissions
We are enhancing the resilience of our operations
We are working to accelerate the deployment of low emissions and renewable technologies
We are working with others to influence the global policy response, including advocating for a global average temperature increase of less than 2°C
1. Image by Gary Cranitch, Queensland University.
2. Image published and supplied by Lakeland Solar & Storage Pty Ltd – A Conergy Group company.
3. Reducing Emissions from Deforestation and Forest Degradation, as well as conservation, sustainable management of forests and enhancement of forest carbon stocks.
4. Image supplied by Conservation International.
5. Image supplied by SaskPower.
Great Barrier Reef1 Foundation Lakeland Solar and Storage2
REDD+3,4 Carbon capture and storage5
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Your Board
Jac Nasser Andrew Mackenzie Malcolm Brinded Malcolm Broomhead Pat Davies Anita Frew
Carolyn Hewson Ken MacKenzie Lindsay Maxsted Wayne Murdy John Schubert Shriti Vadera
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Newman, Western Australia
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Ken MacKenzie
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John Schubert
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Shenzi, Gulf of Mexico 19 bhpbilliton

Macedon, Western Australia 20 bhpbilliton

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Jac Nasser Chairman

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BHP Billiton Plc
Annual General
Meeting 2016

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Andrew Mackenzie
Chief Executive Officer

Executive Leadership Team present today
Athalie Williams
Chief People Officer
Dean Dalla Valle
Chief Commercial Officer
Diane Jurgens
Chief Technology Officer
Geoff Healy
Chief External Affairs Officer
Laura Tyler
Chief of Staff, Head of Geoscience
Peter Beaven
Chief Financial Officer
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Olympic Dam, South Australia
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Samarco
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Everyone goes home safe
Total Recordable Injury Frequency at operated sites
(number of recordable injuries per million hours worked1,2)
FY12
FY13
FY14
FY15
FY16 4.3
0 2 4 6
1. Includes data for continuing and discontinued operations for the financial years being reported.
2. Includes work-related events occurring outside of our operation locations for FY2015 and FY2016 only. In FY2015 we expanded our definition of work-related activities to align with the reporting boundaries of the International Council on Mining and Metals, which includes the recording of events that occur outside of our operated locations where we have established the work to be performed and can set and verify the health and safety standards.
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FY2016 Financial performance
Underlying EBITDA margin1
41 per cent
Iron Ore Coal
Attributable (loss)/profit
US$(6.4) billion
Petroleum Copper
1. Excludes third party trading activities.
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20 October 2016 28 bhpbilliton

Further productivity and reduced unit costs in FY2016
Productivity gains
US$437 million
Iron Ore
Western Australia Iron Ore record production of 2572 million tonnes
Coal
Record production at five out of eight Queensland Coal mines
Overall cost reduction
16 per cent1
Petroleum
Drilling times improved by 19 per cent per well in the Black Hawk
Copper
Olympic Dam produced over 200,000 tonnes of copper
1. Presented on a continuing operations basis excluding BHP Billiton’s share of volumes from equity accounted investments; operating cost per copper equivalent tonne calculated using FY2016 realised prices.
2. 100 per cent basis.
BHP Billiton Plc Annual General Meeting
20 October 2016 29 bhpbilliton

Additional low-cost capacity
Los Colorados Extension approved
Spence Recovery Optimisation ramping up
Queensland Coal increased plant and equipment utilisation
New Jimblebar capacity by December
Olympic Dam on track for 230 ktpa by 2021
Launched gas hedging program to monetise resource in Haynesville
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20 October 2016 30 bhpbilliton

New Operating Model
Core operated
Minerals Australia
WA Iron Ore Queensland Coal NSW Energy Coal Olympic Dam
Minerals Americas
Escondida Pampa Norte Jansen
Petroleum
Onshore US Conventional
Non-operated
Antamina Cerrejón Samarco
Atlantis Mad Dog Bass Strait North West Shelf
Additional
Nickel West
New Mexico Coal
Marketing Functions Leadership
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20 October 2016 31 bhpbilliton

Capital allocation framework
Maintain safe and stable operations
Maintain balance sheet strength through the cycle
Pay shareholders a minimum of 50% of Underlying attributable profit as dividends
Direct surplus cash to maximise value and returns
Operating productivity Capital productivity
Maximise cash flow
Maintenance capital
Strong balance sheet
Minimum pay-out dividend
Surplus free cash flow
Debt reduction Additional dividend amount Buy-backs Organic growth Acquisitions
Direct surplus cash to maximise value and returns
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20 October 2016 32 bhpbilliton

Future value
Increase volume by up to 4% (excluding shale)1
Deliver a further US$1.8 billion in productivity gains1
Invest US$5.4 billion in capital and exploration expenditure1
Increase free cash flow from assets
1. Forecast FY2017.
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Nelson Point, Western Australia
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Inclusion and diversity is part of Our Charter
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Our Charter
We are BHP Billiton,
a leading global resources company.
Our Purpose
Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing natural resources.
Our Strategy
Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.
Our Value
Sustainability
Putting health and safety first, being environmentally responsible and supporting our communities.
Integrity
Doing what is right and doing what we say we will do.
Respect
Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial.
Performance
Achieving superior business results by stretching our capabilities.
Simplicity
Focusing our efforts on the things that matter most.
Accountability
Defining and accepting responsibility and delivering on our commitments.
We are successful when:
Our people start each day with a sense of purpose and end the day with a sense of accomplishment.
Our teams are inclusive and diverse.
Our communities, customers and suppliers value their relationships with us.
Our asset portfolio is world-class and sustainability developed.
Our operational discipline and financial strength enables our future growth.
Our shareholders receive a superior return on their investment.
Andrew Mackenzie
Chief Executive Officer
We are successful when:
Our teams are inclusive and diverse.
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Total economic contribution
Suppliers
US$14.0b
Employees
US$3.6b
Shareholders, lenders and investors
US$5.2b3
Total payments to governments
Income taxes
Royalty-related income taxes
Royalties
Other payments to governments
US$3.7b
Social investment1
US$178.7m = Total economic contribution US$26.7b2
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Integrity
Resilience
Growth
Economic contribution and payments to governments
Report 2016
1. Community contribution includes cash and administrative costs (US$123.7 million) and funds transferred to BHP Billiton Foundation (US$55 million). Includes payments made by equity accounted investments.
2. The total economic contribution made during FY2016 of US$26.7 billion is determined by combining total payments to governments of US$3.7 billion (determined on a cash basis), payments to suppliers of US$14.0 billion, employee expenses of US$3.6 billion, distributions to shareholders and investors of US$5.2 billion (determined on an accrual basis) and community contribution of US$178.7 million.
3. Shareholders and investors includes US$4.2 billion of dividends attributable to members of the BHP Billiton Group and US$1.0 billion of interest expense.
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20 October 2016 36 bhpbilliton

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 20, 2016	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary